Exhibit 99.9

The Crawford Group, Inc.

600 Corporate Park Drive

St. Louis, Mo. 63015 U.S.A.

Via Fax, E-Mail and Personal Delivery

May 2, 2018

Ignition Growth Capital I, L.P.

Ignition Growth Capital Managing Directors Fund I, L.P.

2101 4th Ave

Suite 2300

Seattle, WA 98121-2317

Attention: Jon Anderson

Fax: +1 425 709 0798

Email: jon@igncap.com

Ignition Growth Capital I, L.P.

Ignition Growth Capital Managing Directors Fund I, L.P.

2711 Centerville Road

Suite 400

Wilmington, DE 19808

Re:        First ROFO Acceptance Notice

Dear Mr. Anderson:

We refer to the letter (the “First Offer Notice”) received by The Crawford Group, Inc. (“Crawford”) from Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, L.P. (together, “Ignition”) on April 23, 2018, which was given to Crawford pursuant to Section 3.7(a) of the Third Amended and Restated Investors’ Rights Agreement relating to the shares in eHi Car Services Limited (the “Company”) dated December 11, 2013 by and among (among other parties thereto) Crawford, Ctrip Investment Holding Limited (“Ctrip”) and Ignition (the “IRA”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the First Offer Notice or the IRA, as applicable.

This letter is a First ROFO Acceptance Notice and is given by Crawford to Ignition pursuant to Section 3.7(b) of the IRA. Accordingly, pursuant to and in accordance with Section 3.7(b) of the IRA, Crawford hereby exercises its right to purchase all of the Offered Shares (i.e., 37,501 Class A Common Shares, 6,187,197 Class B Common Shares and 533,885 ADS) at the First Offer Price of US$6.75 per Class A Common Share, US$6.75 per Class B Common Share and US$13.50 per ADS (being $13.50 per Offered Share Equivalent), and on the other material terms and conditions set out in the First Offer Notice (the “ROFO Transaction”).

In the event that Ctrip also exercises its rights under Section 3.7(b) of the IRA in respect of the Offered Shares, in accordance with Section 3.7(b) of the IRA the ROFO Transaction shall be in respect of Crawford’s pro rata share of each class of the Common Shares and the ADS comprising the Offered Shares, which we assume will be determined by reference to the relative direct shareholdings in the Company of Ctrip and Crawford as at the date of the First Offer Notice.

In this regard, our understanding of the parties’ respective rights and obligations under the IRA, is that if Ignition proposes to transfer the Class B Common Shares indirectly under any arrangement pursuant to which they will not automatically convert into Class A Common Shares (e.g., by sale of the capital stock of an entity that directly or indirectly holds Class B Common Shares), Ignition either will give a new First Offer Notice to reflect the materially changed terms or will deliver corresponding forms of ownership of the pro rata amounts of Class B Common Shares in separate entities to each of Crawford and Ctrip as to which they each have sole voting and investment power over the Class B Shares.

As contemplated pursuant to the “Funding Terms” on Schedule A to the First ROFO Notice, we hereby confirm that we are prepared, promptly following your advice as to the number of Offered Share Equivalents to be purchased by Crawford pursuant to this First ROFO Acceptance Notice, to deposit the cash purchase price for the Offered Shares to be purchased by it hereunder in escrow with a mutually acceptable US depository bank.

Should you have any inquiries or require further clarification regarding the subject matter of this letter, please contact Rick A. Short by phone (+1 314-512-2183) or email (Rick.A.Short@ehi.com).

We sincerely appreciate your courtesies in this matter.

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Very truly yours,

The Crawford Group, Inc.

By:	/s/ Rick A Short
	Name:	Rick A. Short
	Title:	Vice President and Treasurer